IMPERIAL

RECEIVED

2007 JUN 19 A 9:01

5 June 2007

[redacted]

07024573

Miss A Kein
Stop 3 – 4
Office of International Corp
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Dear Anne, Imperial One Ltd

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- 05/06/2007 – Joint Venture Drilling Update

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
JUN 21 2007

6/20

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/06/2007

TIME: 14:39:21

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Joint Venture Drilling Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

5 June 2007

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING PROGRAM
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation Limited ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC and American Natural Resources LLC ("ANR"), the Operator to the Carrolltown Joint Venture, have agreed on the location of the next 5 well drilling program which is expected to commence within the short term. A drilling rig has been secured.

The next 5 wells to be drilled are step out wells from existing, producing wells, drilled by the Joint Venture in 2006. The proposed 5 wells (wells 16-20) are expected to be turned in-line by the end of August 2007.

Details of joint venture are as follows:

Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	The drilling program is focused on the Upper Devonian series that contain numerous gas producing formations.
Imperial Resources WI:	75%.
Imperial Resources NRI:	60.9375%.
Operator:	American Natural Resources LLC, Charleroi, PA.
Well Cost:	US$235,000, to drill, complete and connect to the distribution network.

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of up to 150 wells. The first 15 development wells undertaken by the Joint Venture have all been successful, and are commercially producing natural gas wells.

In February 2007 the Joint Venture locked in the sale of 15,000 Mcf per month of natural gas at a price of US$8.45 per Mcf for the period August 2007 to July 2009.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Imperial Resources LLC

Imperial Resources is a wholly owned subsidiary of Imperial, initially formed to undertake the development of the Carrolltown Joint Venture. In 2006 Imperial Resources and ANR established Empire Energy USA LLC ("Empire Energy") for the sole purpose of seeking to acquire Appalachia oil & gas production and development/exploration assets.

In December 2006 Empire Energy completed its first acquisition of a small gas producer, producing around 22,000 Mcfpm as well as controlling approximately 50 well locations. The acquisition cost was approximately US$0.80 per Mcf of independently defined natural gas reserves. In addition Empire Energy acquired a drilling rig and ancillary equipment.

Empire Energy is currently in negotiation with other potential vendors of oil and gas assets in the region.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") the Operator of the development drilling program. ANR will invest 25% of the capital in the Carrolltown Prospect drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per Mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully

Bruce McLeod
Chairman

IMPERIAL

RECEIVED
2007 JUN 19 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 June 2007

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

12/06/2007 - Commencement Carrolltown Prospect

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 JUN 19 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/06/2007

TIME: 12:11:14

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Program - Commencement Carrolltown Prospect

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

12 June 2007

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING PROGRAM - COMMENCEMENT
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation Limited ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC has been informed by American Natural Resources LLC ("ANR"), the Operator to the Carrolltown Joint Venture, that a drilling rig has arrived on location.

Drilling is expected to commence on the 1st of the fourth 5 well program on Tuesday 12 June 2007 (EST - USA).

Details of the 1st well are as follows:

Well ID:	Bakerton Rod & Gun Club #6.
Location:	Carrolltown, Cambria County, Pennsylvania.
Expected TD:	4,200 feet.
Status:	The drilling program is focused on the Upper Devonian series that contain numerous gas producing formations.
Imperial WI:	75%.
Imperial NRI:	60.9375%.
Well Cost:	US$235,000, to drill, complete and connect to the distribution network.

The 5 well program are 'step out' wells from existing, producing wells, drilled by the Joint Venture in 2006. The proposed 5 wells (wells 16-20) are expected to be turned in-line by the end of August 2007.

Yours faithfully

Bruce McLeod
Chairman

END